UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of	February, 2013

Commission File Number	333-128780

NCL Corporation Ltd.

(Translation of registrant’s name into English)

7665 Corporate Center Drive, Miami, Florida 33126

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark if the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐         No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                        .

Indenture and 5.00% Senior Notes due 2018

On February 6, 2013, NCL Corporation Ltd. (the “Company”), a subsidiary of Norwegian Cruise Line Holdings Ltd., issued $300,000,000 aggregate principal amount of 5.00% senior notes due 2018 (the “5.00% Notes”), which mature on February 15, 2018, pursuant to an indenture, dated as of February 6, 2013, between the Company and U.S. Bank National Association, as trustee (the “Indenture”).

The Company will pay interest on the 5.00% Notes at 5.00% per annum, semiannually to holders of record at the close of business on February 1 or August 1 immediately preceding the interest payment date on February 15 and August 15 of each year, commencing on August 15, 2013.

The Company may redeem the 5.00% Notes, in whole or part, at any time prior to February 15, 2015, at a price equal to 100% of the principal amount of the 5.00% Notes redeemed plus accrued and unpaid interest to the redemption date and a “make-whole premium.” The Company may redeem the 5.00% Notes, in whole or in part, on or after February 15, 2015, at the redemption prices set forth in the Indenture. At any time (which may be more than once) on or prior February 15, 2015, the Company may choose to redeem up to 35% of the original aggregate principal amount of the 5.00% Notes at a redemption price equal to 105.000% of the face amount thereof with the net proceeds of one or more equity offerings so long as at least 65% of the aggregate principal amount of the 5.00% Notes issued remains outstanding afterwards.

The Indenture contains covenants that limit the Company’s ability (and its restricted subsidiaries’ ability) to, among other things: (i) incur or guarantee additional indebtedness or issue certain preferred shares; (ii) pay dividends and make certain other restricted payments; (iii) create restrictions on the payment of dividends or other distributions to the Company from their restricted subsidiaries; (iv) create liens on certain assets to secure debt; (v) make certain investments; (vi) engage in transactions with affiliates; (vii) engage in sales of assets and subsidiary stock; and (viii) transfer all or substantially all of their assets or enter into merger or consolidation transactions. The Indenture also provides for events of default, which, if any of them occurs, would permit or require the principal, premium, if any, interest and other monetary obligations on all the then outstanding 5.00% Notes to be due and payable immediately.

Registration Rights Agreement

On February 6, 2013, in connection with the issuance of the 5.00% Notes, the Company entered into a registration rights agreement (the “Registration Rights Agreement”) with Deutsche Bank Securities Inc. for itself and as representative of the initial purchasers of the 5.00% Notes.

Subject to the terms of the Registration Rights Agreement, the Company will use commercially reasonable efforts to register with the Securities and Exchange Commission notes having substantially identical terms as the 5.00% Notes as part of offers to exchange freely tradable exchange notes for 5.00% Notes within 365 days after the closing date of the issuance of the 5.00% Notes. The Company will also use commercially reasonable efforts to cause the exchange offer to be completed after the exchange offer registration statement has become effective.

If the Company fails to meet certain targets with respect to the registration of the 5.00% Notes (a “registration default”), the annual interest rate on the 5.00% Notes will increase by 0.25%. The annual interest rate on the 5.00% Notes will increase by an additional 0.25% for each subsequent 90-day period during which the registration default continues, up to a maximum additional interest rate of 1.00% per year over the applicable interest rate. If the registration default is corrected, the applicable interest rate will revert to the original level.

The foregoing summary is qualified entirely by reference to the Indenture and the Registration Rights Agreement, attached hereto as Exhibits 4.1 and 4.2 respectively, and incorporated by reference.

Discharge and Redemption of 11.75% Senior Secured Notes due 2016

In connection with the issuance of the 5.00% Notes, on February 6, 2013, the Company irrevocably deposited with the trustee (the “Trustee”) under the indenture governing the Company’s $450.0 million 11.75% senior secured notes due 2016 (the “11.75% Notes” and such indenture, the “11.75% Notes Indenture”) funds in an amount sufficient to pay and discharge the entire indebtedness on the 11.75% Notes, including interest and applicable premium (such amount, the “Discharge Amount”). The Company simultaneously delivered to the Trustee an irrevocable instruction directing the Trustee to apply such funds to the payment of the 11.75% Notes. Upon the delivery of the Discharge Amount and instruction, all of the Company’s obligations under the 11.75% Notes were discharged (the “Discharge”). The Company used the proceeds from the 5.00% Notes offering and borrowings under its senior secured revolving credit facilities to fund the Discharge Amount.

Upon completion of the Discharge, the Trustee delivered a notice of redemption to the holders of the 11.75% Notes, which notice provides for redemption of such notes on March 8, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NCL Corporation Ltd. (Registrant)

Date: February 8, 2013	By:	/s/ Wendy A. Beck
Wendy A. Beck
Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description

4.1	Indenture, dated as of February 6, 2013, between NCL Corporation Ltd. and U.S. Bank National Association, as trustee.

4.2	Registration Rights Agreement, dated as of February 6, 2013, by and between NCL Corporation Ltd. and Deutsche Bank Securities Inc. for itself and as representative of the initial purchasers.